

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 15, 2017

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056

> **Re: Hines Global REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 18, 2017**
> **File No. 333-220046**

Dear Ms. Schugart:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Term of our Advisory Agreement, page 98

1. We note your disclosure on page 99 that in the event the Advisory Agreement is terminated, your Advisor will be entitled to receive its prorated asset management fee through the date of termination. Please also disclose here the fact that in the event the Advisory Agreement is terminated, the holder of the Special OP Units will receive a distribution of any accrued performance participation with respect to all OP units as of the date of such termination.

Management Compensation, page 111

2. We note your disclosure on pages 114 and 116 that the asset management fee and performance participation interest may be paid, at your Advisor's or holder of the Special OP Unit's election, in cash, Class I shares, or Class I OP Units, as applicable, and that

you may repurchase such shares or units at a later date. Please disclose the price at which you will repurchase such shares or units to the extent you elect to repurchase such shares or units with cash.

Independent Valuation Firm, page 171

3. We note that you intend to engage Altus to review the third-party appraisals of your properties and internal valuations prepared by your Advisor, as well as to review the reasonableness of those valuations and your monthly NAV. We further note that Altus will provide you with written reports in connection with its responsibilities. Please tell us whether Altus will file a consent in connection with your future disclosure of monthly NAV.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Alice L. Connaughton, Esq.
       Greenberg Traurig, LLP